UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________.

PART I

REGISTRANT INFORMATION

CDT Environmental Technology Investment Holdings Limited

Full Name of Registrant

N/A

Former Name if Applicable

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District,

Address of Principal Executive Office (Street and Number)

Shenzhen, China 518057

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CDT Environmental Technology Investment Holdings Limited (the “Company”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) because it requires additional time to finalize the Form 20-F. The Company currently expects to file the Form 20-F within the 15 calendar day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yunwu Li	+86	0755-86667996
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects that its results of operations for the fiscal year ended December 31, 2025 will reflect a significant adverse change compared to the fiscal year ended December 31, 2024. The Company expects to report a net loss for the fiscal year ended December 31 2025 compared to net income for the fiscal year ended December 31, 2024. This change is expected to be driven primarily by (i) a significant adverse change in the provision for credit losses, reflecting increased collectability risk associated with the Company's accounts receivable, and (ii) a decline in total revenues of approximately 41.7% year-over-year, attributable to reduced project activity and ongoing economic headwinds in the PRC. Because the Company is still finalizing its financial statements and related disclosures, it is not currently able to provide a reasonable quantitative estimate of certain of these changes. Additionally, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 20-F.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The word “expects,” “anticipates” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements. The forward-looking statements contained in this Form 12b-25 include statements regarding the anticipated timing of the filing of the Form 20-F and the estimated results of operations for the fiscal year ended December 31, 2025 as compared to the fiscal year ended December 31, 2024.These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

CDT Environmental Technology Investment Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2026	By:	/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors